KIRKLAND LAKE GOLD FILES FOSTERVILLE TECHNICAL REPORT

Toronto, Ontario – September 11, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) is pleased to the announce the filing of a technical report for its Fosterville property (the “Report”) entitled, “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine in the State of Victoria, Australia.” The Report, which is dated September 8, 2017 and is effective June 30, 2017, was prepared in compliance with National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101") and is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.klgold.com.

The Report was prepared by Troy Fuller, MAIG and Ion Hann, FAusIMM, both of whom are "qualified persons" as such term is defined in NI 43-101 and are employees of the Company. The Report supports the scientific and technical disclosure in the updated mineral resources and mineral reserves estimates contained in the Company’s press release dated July 27, 2017.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 570,000 to 590,000 ounces from mines in Canada and Australia. The production profile of the Company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Website: www.klgold.com